August 5, 2025

Denise Shiu
Partner
Cleary Gottlieb Steen & Hamilton LLP
c/o 37th Floor, Hysan Place
500 Hennessy Road
Causeway Bay, Hong Kong

       Re: OneConnect Financial Technology Co., Ltd.
           Schedule 13E-3 filed by OneConnect Financial Technology Co., Ltd., Bo Yu
           Limited and Ping An Insurance (Group) Company of China, Ltd.
           Filed July 18, 2025
           File No. 005-91379
Dear Denise Shiu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3
General

1.     The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
          Special Factors    section at the beginning of the scheme document,
immediately
       following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise to include
       your    Special Factors    section in the beginning of the document.
2.     We note that Bo Yu Limited and Ping An Insurance (Group) Company of
China, Ltd.
       made their initial beneficial ownership filing on Schedule 13G pursuant to Rule 13d-
       1(d). We also note that on the amended Schedule 13G filed on February 14, 2022 Bo
       Yu and Ping An made their filing pursuant to Rule 13d-1(b). Given that Bo Yu and
       Ping An appear to have designated a majority of the directors on the company's board, please tell us how Bo Yu and Ping An were eligible to rely on Rule 13d-1(b) for their
 August 5, 2025
Page 2

       filing and how they were able to make the certification in Item 10 of
Schedule 13G.
       We may have further comment.
3. We note several places in the scheme document where you have bracketed language or have left blanks. Please update your disclosure.
Summary Term Sheet, page ii

4. Please revise the disclosure about the Cancellation Price to include an indicative value in US dollars as of the most recent date prior to the delivery of the scheme document.
Letter from the Independent Financial Advisor, page 27

5. With a view toward revised disclosure, please tell us whether Gram Capital provided any presentation or report set out in Item 1015 of Regulation M-A.
6. We note the references to the defined term "Independent Shareholders" but are unable to find a definition for the term. Please revise or advise.
U.S. Special Factors -- Fairness -- The Company -- The Independent Board Committee, page
91

7. Refer to the disclosure in the third paragraph of page 92 that states "The discussion below of the information and factors considered by the Independent Board Committee is not intended to be exhaustive but is believed to include all material factors considered by the Independent Board Committee." With a view toward revised
       disclosure, please tell us why the committee's discussion is limited to what is
       "believed to include all material factors..." Please tell us what prevents the filing persons, including the company, from making a more definitive statement regarding the factors considered by the committee.
8. We note your disclosure in page 95 that Gram Capital was paid a customary fee for its services. Revise to disclose the amount of the fee paid. See Item 1015(b) of
       Regulation M-A.
U.S. Special Factors -- Source and Amount of Funds or Other Consideration, page 105

9. We note that the Offeror may finance the cash requirements for the Proposal through
       "internal cash and/or financing." Please provide the disclosure required by Item
       1007(d) of Regulation M-A with respect to any funds borrowed or to be borrowed and
       Item 1007(b) with respect to any material conditions to such, as well as any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619. August 5, 2025
Page 3



                 Sincerely,

                 Division of Corporation Finance
                 Office of Mergers & Acquisitions